VIA EDGAR

October 31, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attention: Ben Holt and Jeffrey Gabor

Re: K&F Growth Acquisition Corp. II

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted October 2, 2024

CIK No. 0002029976

Dear Mr. Holt and Mr. Gabor:

K&F Growth Acquisition Corp. II (the “Company”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on October 18, 2024, relating to the Amendment No. 1 to the Draft Registration Statement on Form S-1, filed by the Company with the Commission on October 2, 2024.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in the Registration Statement on Form S-1 (the “Registration Statement”), which is being submitted to the Commission contemporaneously with the submission of this letter.

We respectfully inform the Staff that in addition to the changes above, we have revised the terms set forth in the Registration Statement to, among other items, revise the structure of the unit by adding a right to purchase 1/15 of an ordinary share in lieu of a warrant.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted October 2, 2024

Summary, page 1

1.	We note your response to prior comment 4, including your deletion of the reference to the cashless exercise of the private placement warrants on page 8. Please further revise the disclosures outside of the table to clarify that any private placement warrants may be exercised on a cashless basis.

We respectfully submit that the Staff’s comment is no longer applicable as all warrants have been removed from the offering.

Appointment and removal of directors..., page 26

2.	We note your response to prior comment 6 and reissue. Please expand your disclosure here, and elsewhere as appropriate, including your risk factor on page 49, to also explain the number of public shares needed if a special resolution is required to approve the initial business combination, including if you assume that only the number of shares representing a quorum vote their shares.

In response to the Staff’s comment, we have revised the Registration Statement to add the requested disclosure on pages 24, 34, 46, 127 and 162.

Summary of Risk Factors, page 46

3.	We note your response to prior comment 9 and partially reissue. Please expand your disclosure to add a summary risk factor highlighting the risks related to the nonmanaging sponsor investors' expression of interest, as you explain on page 84.

In response to the Staff’s comment, we have revised the Registration Statement to add the requested summary risk factor on page 44.

We may issue additional Class A ordinary shares or preference shares, page 65

4.	We note your response to prior comment 10 and partially reissue. Please expand your disclosures to clearly disclose the impact to you and investors, including that the arrangements result in costs particular to the de-SPAC process that would not be anticipated in a traditional IPO.

In response to the Staff’s comment, we have revised the Registration Statement to add the requested additional disclosure on page 62.

Risk Factors

Risks Relating to Our Management Team, page 80

5.	We note your response to prior comment 12 and reissue. Please add risk factor disclosure about risks that may arise from the sponsor having the ability to remove itself as your sponsor before identifying a business combination, including through the unconditional ability to transfer the founder shares or otherwise. Address the consequences of such removal to the company's ability to consummate an initial business combination, including that any replacement sponsor could have difficulty finding a target.

In response to the Staff’s comment, we have revised the Registration Statement to add the requested additional Risk Factor on page 77.

Our Sponsor, page 114

6.	We note your response to prior comment 15 and partially reissue. As applicable, please explain whether or how the transfer restrictions disclosed on pages 117-118 relate to the non-managing sponsor investors' expression of interest.

In response to the Staff’s comment, we have revised the Registration Statement to add the requested additional disclosure on pages 10 to 11 and 114.

General

7.	We note your response to prior comment 23 and reissue, because it remains unclear whether the non-managing sponsor investor's membership interests are subject to any transfer restrictions. For example, your revisions to disclosures on page 25 and elsewhere continue to refer to "certain limited circumstances" in which transfers are permitted but do not specify the circumstances or clarify the parties to which they apply. In addition, your disclosure in the Principal Shareholders section under "Restrictions on Transfers of Founder Shares and Private Placement Units" appears to address only transfer restrictions applicable to (i) the founder shares and any Class A ordinary shares issuable upon conversion and (ii) the private placement units (including their component securities and the Class A ordinary shares issuable upon exercise of the private placement warrants), rather than the membership interests in the sponsor.

In response to the Staff’s comment, we have revised the Registration Statement to add the requested disclosure on pages 11, 114 and 154 to 155.

***

We thank the Staff for its review of the foregoing. If you have further comments, please feel free to contact to our counsel, David Fleming at dfleming@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Edward King
Edward King, Co-Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP

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